UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM SD	OMB APPROVAL OMB Number: 3235-0697 Expires: May 31, 2016 Estimated average burden hours per response....480.61

Specialized Disclosure Report

Spartan Motors, Inc

(Exact name of registrant as specified in its charter)

Michigan	001-33582	38-2078923
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1541 Reynolds Road Charlotte, Michigan	48813
(Address of principal executive offices)	(Zip Code)

Thomas T. Kivell (517) 543-6400

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01      Conflict Minerals Disclosure and Report

A copy of Spartan Motors, Inc.’s Conflict Minerals Report for the period from January 1 to December 31, 2017 is filed as Exhibit 1.01 and is incorporated herein by reference. The Conflict Minerals Report is available on our website at www.Spartanmotors.com/sec-filings/.

Item 1.02     Exhibits

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 2 – EXHIBITS

Item 2.01     Exhibits

1.01     Conflict Minerals Report for Spartan Motors, Inc. for the period January 1 to December 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Spartan Motors, Inc.

(Registrant)

/s/Thomas T. Kivell	May 31, 2018
By: Thomas T. Kivell Its: Vice President, Secretary and General Counsel	Date